NEWS RELEASE

Current Technology Completes Binding Agreement For 51% Acquisition of Celevoke, Inc.  Funding Provided By MSGI Security Solutions, Inc.

VANCOUVER, British Columbia, January 11, 2008 - PR Newswire-FirstCall via COMTEX/--The following was issued today by Robert Kramer, Chief Executive Officer, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) has entered into a binding agreement to acquire a 51% stake in Celevoke, Inc., (“Celevoke”), developers of a proprietary GPS asset-tracking platform hosting a variety of marquee clients including General Electric, Travelers Group, CrimeStopper, News Corp., Tracell and many others. Definitive documentation is being prepared and closing is expected to take place within two weeks.  The initial payment of $500,000 (all funds USD) to Celevoke has been made.  Funding for the acquisition is being provided by MSGI Security Solutions, Inc. (“MSGI”).

Financial terms of the acquisition provide for Current Technology to purchase voting and participating common shares from Celevoke’s treasury for $2,500,000, such that upon closing it will own a 51% stake.  In addition, the Company will issue the principals of Celevoke performance based options to purchase up to 50 million Company shares at $0.14 per share, subject to the following vesting provisions (12.5 million to vest on closing):

Cumulative Net Pre-Tax

Cumulative Options

Profit to June 30, 2010

to be Vested

$1,000,000

3,750,000

2,000,000

7,500,000

3,000,000

11,250,000

4,000,000

15,000,000

5,000,000

18,750,000

6,000,000

22,500,000

7,000,000

26,250,000

8,000,000

30,000,000

9,000,000

33,750,000

10,000,000

37,500,000

The fully funded $2,500,000 purchase price for Celevoke’s shares is to be paid in five installments as follows:

Date	Percentage of 51% Earned	Installment Payment
Paid January 4, 2008	20%	$500,000
January 31, 2008	20%	500,000
February 28, 2008	20%	500,000
March 31, 2008	20%	500,000
April 15, 2008	20%	500,000
	100%	$2,500,000

On closing, Celevoke’s Board of Directors will consist of founder Chuck Allen, Mark Beausolil, and Company CEO Robert Kramer.  The officers will be Chuck Allen (CEO) and Robert Kramer (CFO).

To facilitate the Celevoke transaction, MSGI acquired 25 million shares of common stock of Current Technology at $0.10 per share and five year warrants to acquire 25 million additional shares at $0.15 per share. Current Technology had 103,892,023 shares issued and outstanding as of January 1, 2008.  As part of the strategic investment, Current Technology has agreed to outsource 25% of its expected GPS Asset-tracking business to MSGI effective immediately for a period of three years. MSGI will also be granted by Celevoke a non-exclusive worldwide license and an exclusive license in the US intelligence, military and commercial security sectors.  MSGI is entitled to appoint one member on the Current Technology Board of Directors.

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics.  More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celovoke’s development of patented technology utilized today by Celevoke’s many clients.

Jeremy Barbera CEO of MSGI said, “We have been developing proprietary wireless solutions for real-time protection since entering the homeland security sector several years ago and find the Current Technology/Celevoke team to be a remarkable strategic extension of our business. MSGI is about the mitigation of risk - the effort to reduce loss of life and property by lessening the impact of disasters or preventing them entirely.  We expect this transaction to be both revenue and margin enhancing”.

.

Chuck Allen, CEO of Celevoke commented, “Speaking as a veteran of the telematics and GPS industry with more than a decade of pioneering experience, I am very pleased to lead this exciting new partnership between Celevoke, Current Technology and MSGI. I believe the timing is perfect. After years of steady growth, our industry has reached an inflection point and future growth should be geometric.”

Current Technology CEO Robert Kramer stated, “I believe this new partnership will prove to be highly synergistic. In addition to its financial commitment, MSGI brings deep institutional knowledge and significant high level industry contacts worldwide. MSGI CEO Jeremy Barbera not only brings a stellar academic background in physics to the partnership, but over a decade of public company leadership experience.  Celevoke’s CEO Chuck Allen is a visionary, with the ability to lead the company to new heights. He has a unique background with technical knowledge from both the academic world and the United States Air Force combined with real world business experience.  As demonstrated by our recent proposal to move the company’s domicile from Canada to the United States, Current Technology is totally committed to Celevoke’s future success.”  Subject to the successful completion of the Celevoke acquisition, the Company’s Board of Directors has granted CEO Robert Kramer a five year option to purchase 5 million shares at $0.15 per share.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:

Robert Kramer, Current Technology Corporation, 1-800-661-4247

INVESTOR RELATIONS:

Richard Hannon, Polestar Communications, 1-866-858-4100